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                                                                    Exhibit 23.2



                          Independent Auditors' Consent


The Board of Directors
Huffy Corporation:

We consent to incorporation by reference in the registration statement of Form S-8 of Huffy Corporation (relating to the registration of the Master Deferred Compensation Plan) of our report dated February 6, 1998, relating to the consolidated balance sheets of Huffy Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, which report appears or is incorporated by reference in the December 31, 1997 annual report on Form 10-K of Huffy Corporation.

/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Cincinnati, Ohio
August 28, 1998